Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 17, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

ExlService Holdings, Inc. – Amendment No. 6

Registration Statement on Form S-1 (File No. 333-121001)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2004, and amended on January 31, 2005, April 15, 2005, July 27, 2006, September 15, 2006 and October 4, 2006.

Amendment No. 6 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Owen Pinkerton, dated October 12, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 6 and to the prospectus included therein (the “Prospectus”).

The Company’s responses to the Staff’s comments are as follows:

Management

Board Structure and Compensation , page 87

1.	Please clarify whether the Board of Directors has made a determination regarding the independence of any of your directors. We note your statement that many of your directors are “expected to meet the independence requirements of NASDAQ and the federal securities laws.”

ExlService Holdings, Inc.

We further note that at least one independent director must serve on each of your committees and that NASDAQ requires that the Board of Directors make an affirmative determination regarding the independence of directors. Please revise to indicate whether such a determination has been made with respect to any of your directors.

Response to Comment 1

The Company has revised the Prospectus as requested. See pages 86 and 87 of the Prospectus.

Employment Agreements, page 91

2.	Please briefly define the terms, “cause,” “good reason” and “change of control” as such terms are used in the employment or other agreements for your executive officers.

Response to Comment 2

The Company has revised the Prospectus as requested. See pages 92 through 97 of the Prospectus.

*   *   *   *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Valérie M. Demont

Valérie M. Demont

cc:	Amit Shashank, ExlService Holdings, Inc.
Rohit Kapoor, ExlService Holdings, Inc.
John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Janet L. Fisher, Cleary Gottlieb Steen & Hamilton LLP
Marc Silverman, Ernst & Young, LLP